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SECURI 05042015 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurum Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Atlantic Street
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Luciano Nicasio 1-203-358-9021 x210
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 07 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon and Nislow, P.A.
(Name - if *individual, state last, first, middle name*)

1 N. Charles Street, Ste. 1100 (Address) Baltimore (City) MD (State) 21201 (Zip Code)

RECEIVED MAR 30 2005 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

LW 4/5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD

OATH OR AFFIRMATION

I, Luciano Nicasio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aurum Capital, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

March 29, 2005

2-28-06
Date Commission Expires

Diane M Hemize
Notary Public

Signature

CEO
Title

This report contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to existing found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control required by SEC Rule 17a-5.

* *For conditions *of* confidential treatment *of* certain portions *of* this filing, see section 240.1 7a-5(e) (3).

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

AURUM CAPITAL, LLC

REPORT PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2004

CONTENTS

	Page
Independent auditor's report	3-4
Financial statements	
Statement of financial condition	5
Statement of operations and member's equity	6
Statement of cash flows	7
Notes to financial statements	8-9
Supplementary information	
Computation of Net Capital per uniform net capital rule 15c3-1	11
Statement on Exemption from the computation of reserve requirements and information for possession or control requirements under rule 15c3-3	12
Independent auditor's report on internal control required by SEC rule 17a-5 for a broker-dealer claiming an exemption from SEC rule 15c3-3	13-14

MEMBER
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

SOLOMON AND NISLOW, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

BALTIMORE, MARYLAND
(410) 727-2717

MEMBER
MARYLAND ASSOCIATION OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Members
Aurum Capital, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Aurum Capital, LLC as of December 31, 2004, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurum Capital, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained operating losses and negative cash flows since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solomon and Nisle, P.A.

Baltimore, Maryland
March 25, 2005

Aurum Capital, LLC
Statement of Financial Condition
December 31, 2004

Assets

	2004
Current assets	
Cash	$ 21,110
Total Current Assets	$ 21,110

Liabilities and Members' Equity

Current liabilities	
Accounts payable	$ 1,200
Total current liabilities	1,200
Members' equity	19,910
Total liabilities and member's equity	$ 21,110

See accompanying notes.

Aurum Capital, LLC
Statement of Operations and Member's Equity
December 31, 2004

	2004
Revenues	
Advisory fees	$ 65,000
Gross profit	65,000
Expenses	
Bank charges	372
Computer expenses	170
Dues and subscriptions	2,488
Insurance	550
Guaranteed payments	42,000
Other expenses	82
Professional fees	4,700
Professional fees - consulting	4,800
Rent	6,500
Research services	657
Total Operating Expenses	62,319
Net income(loss)	2,681
Members' Equity, Beginning	7,301
Contributed capital	9,928
Members' Equity, end of year	$ 19,910

See accompanying notes.

Aurum Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2004

	2004
Cash flows from operating activities	
Net income	$ 2,681
Adjustments to reconcile net income to net cash provided by operating activities	
Increase(Decrease) in accounts payable	1,200
Net cash provided by(used in) operating activities	3,881
Cash flows from financing activities	
Net distributions and contributions of capital	9,928
Net cash provided by(used in) financing activities	9,928
Net (decrease)increase in cash	13,809
Cash, beginning of year	7,301
Cash, end of year	$ 21,110
Supplementary disclosures:	
Cash paid during the year for interest	$ -

See accompanying notes.

Note 1 - Summary of Significant Accounting Policies

Organization and Background

Aurum Capital, LLC (the "Company") is a broker-dealer whose membership in the National Association of Securities Dealers, Inc. became effective April 17, 2000. The Company assists middle market and development stage companies in raising capital through the private placement of securities.

Cash and Cash equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Government and Other Regulations

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

The Company is not subject to income taxes as the income or loss is includable in the tax returns of the members.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred operating losses and negative cash flows from operations since inception. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and positive cash flow from operations or obtaining equity or debt financing. The conditions raise substantial doubt about the Company's ability to continue as a going concern.

To date management has made a strategic decision to narrowly define its business activity to private placements for portfolio companies. The financing needs of these companies have been limited, resulting in limited activity in the Company. In 2005, management expects to activate other business areas in conjunction with strategic partners, which will require additional capital resources to generate profitable cash flow from operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 3 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000.00 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2004, the Partner's "Net Capital" was $19,910, which exceeded requirements by $14,910, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.00 to 1.

SUPPLEMENTARY INFORMATION

Aurum Capital, LLC
Computation of Net Capital per
Uniform Net Capital Rule 15c3-1
For the year ended December 31, 2004

		2004
Credits		
Members' equity	$	19,910
Minimum capital requirement - greater of $5,000.00 or 6 2\3% of aggregate indebtedness of $ 0	$	5,000
Excess net capital		14,910
Ratio of aggregate indebtedness to net capital		0.00 to 1

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

Aurum Capital, LLC
Statement on Exemption from the Computation of
Reserve Requirements and Information for Possession
or Control Requirements Under Rule 15c3-3
as of December 31, 2004

In accordance with the exemptive provisions of SEC Rule 15c3-3. specifically exemption k(2)(i), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See independent auditors' report.

SOLOMON AND NISLOW, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF CERTIFIED
PUBLIC ACCOUNTANTS

MEMBER
MARYLAND ASSOCIATION OF CERTIFIED
PUBLIC ACCOUNTANTS

BALTIMORE, MARYLAND
(410) 727-2717

INDEPENDENT AUDITOR'SREPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Aurum Capital, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements and supplementary information of Aurum Capital, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles accepted by the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may nor be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Solomon and Nash, P.A.

Baltimore, MD
March 25, 2005